

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2016

Via E-mail
Mr. William G. Kiesling, Esq.
General Counsel
CSS Industries, Inc.
Interchange Corporate Center
450 Plymouth Road, Suite 300
Plymouth Meeting, PA 19462

      Re: CSS Industries, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed May 31, 2016
             File No. 001-02661

Dear Mr. Kiesling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Proxy Contest, page 10

1. Please specify the "concerns regarding a lack of disclosure at CSS" set forth in the letter dated April 11, 2016 from Jovetree Capital Management.

2. Please specify the "various thoughts" set forth in the May 18, 2016 presentation received from Mr. Longnecker.

Proposal 3 — Advisory Vote on Executive Compensation, page 58

3. Please disclose that this vote is being provided as required pursuant to Section 14A of the Exchange Act, the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. See Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Justin W. Chairman, Esq.
        Morgan, Lewis & Bockius LLP